SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June 2026

Commission File Number

001-40554

Eco Wave Power Global AB (publ)

(Translation of registrant’s name into English)

52 Derech Menachem Begin St.

Tel Aviv - Yafo, Israel 6713701

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

CONTENTS

On June 25, 2026, Eco Wave Power Global AB (publ) (the “Company”) entered into a placement agency agreement (the “Placement Agency Agreement”) with Maxim Group LLC, as sole placement agent (the “Placement Agent”) in a registered direct offering (the “Offering”) with a single strategic institutional investor (the “Investor”). The Offering consists of the issuance by the Company of the following securities: (i) 400,000 of the Company’s American Depositary Shares (the “ADSs”) representing 3,200,000 common shares, no par value (the “Common Shares”); and (ii) warrants (the “Warrants”) to purchase up to 300,000 ADSs (the “Warrant ADSs”), representing 2,400,000 Common Shares. The purchase price to be paid by the Investor per ADS and each accompanying Warrant is $10.00.

The aggregate gross proceeds to the Company from the Offering will total $4.0 million, before deducting Placement Agent fees and offering expenses, and assuming no exercise of the Warrants. The Company currently intends to use the net proceeds from the Offering to advance its global expansion and further develop its position as the energy layer for AI infrastructure. The closing of the sale of the ADSs and Warrants is expected to occur on or about June 26, 2026, subject to the satisfaction of customary closing conditions.

The ADSs, the Warrants and the Warrant ADSs are being offered and sold by the Company pursuant to the Company’s (i) shelf registration statement on Form F-3 (File No. 333-275728), which was filed by the Company with the U.S. Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended, and was declared effective by the SEC on December 6, 2023, and (ii) a prospectus supplement, dated June 25, 2026, and accompanying base prospectus, dated December 6, 2023 (the “Prospectus Supplement”), which will be filed with the SEC on June 26, 2026. This Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”) shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the ADSs, Warrants or the Warrant ADSs in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Each Warrant represents the right to purchase one ADS at an exercise price of $12.00 per ADS (or SEK 116.76 per ADS). The Warrants will be exercisable immediately upon issuance and will expire on the third anniversary of the original issuance date, which is June 26, 2026. The exercise price and number of ADSs issuable upon exercise of the Warrants is subject to appropriate adjustment in the event of share dividends, share splits, reorganizations or similar events affecting the Common Shares or ADSs and the exercise price. In the event of a “Fundamental Transaction” (as defined in the Warrants), a holder of the Warrants will be entitled to receive upon exercise thereof the kind and amount of securities, cash or other property that the holders would have received had they exercised the Warrants immediately prior to such Fundamental Transaction.

The Warrants will be exercisable, at the option of the holder of the Warrant, in whole or in part, by delivering to the Company a duly executed exercise notice accompanied by payment in full for the number of ADSs underlying the Warrants purchased upon such exercise. The holder (together with its affiliates) may not exercise any portion of the Warrant to the extent that the holder would own more than 4.99% (or, upon the election of the holder and prior to the issuance of any Warrants, 9.99%), of the number of Common Shares outstanding immediately after giving effect to the issuance of the Common Shares underlying the Warrant ADSs issuable upon exercise of the Warrant.

The holder, upon notice to the Company, may increase or decrease the Beneficial Ownership Limitation (as defined in the Warrant), provided that the Beneficial Ownership Limitation in no event exceeds 9.99% of the number of Common Shares outstanding immediately after giving effect to the issuance of Warrant ADSs upon exercise of the Warrant held by the holder and the provisions of the Warrant shall continue to apply. Any increase in the Beneficial Ownership Limitation will not be effective until the 61st day after such notice is delivered to the Company. In the event that the issuance of ADSs to the holder upon exercise of the Warrant results in the holder, together with the Attribution Parties (as defined in the Warrant), collectively being deemed to beneficially own, in the aggregate, more than the Beneficial Ownership Limitation, the number of ADSs so issued by which the aggregate Beneficial Ownership of the Holder and its Attribution Parties exceeds such limitation (the “Excess Shares”) shall be deemed to be null and void and shall be cancelled ab initio, and the holder and/or the Attribution Parties shall not have the power to vote or to transfer the Excess Shares. As soon as reasonably practicable after the issuance of the Excess Shares has been deemed null and void, the Company shall return to the holder the exercise price paid by the holder for the Excess Shares and the holder shall return the Excess Shares to the Company.

There is no trading market available for the Warrants on any securities exchange or nationally recognized trading system, and we do not expect a trading market to develop. We do not intend to list the Warrants on any securities exchange or nationally recognized trading market. Without a trading market, the liquidity of the Warrants will be extremely limited. The ADSs issuable upon exercise of the Warrants are currently traded on Nasdaq Capital Market under the ticker symbol “WAVE.”

The foregoing does not purport to be a complete description of the Warrants, and is qualified in its entirety by reference to the full text of the form of Warrant, which is filed as Exhibit 4.1 to this Form 6-K and is incorporated herein by reference.

Pursuant to the Placement Agency Agreement, the Company agreed to pay the Placement Agent a cash placement fee of 6.0% of the gross proceeds received for the securities issued in the Offering. The Company has also agreed to reimburse the Placement Agent for certain fees and disbursements incurred by them in connection with the Offering in an amount of up to $35,000.

In addition, pursuant to the Placement Agency Agreement, the Company has agreed not to issue, enter into any agreement to issue or announce the issuance or proposed issuance of any ADSs, Common Shares or Common Share equivalents, or file any registration statement or any amendment or supplement thereto, other than the prospectus supplement or filing a registration statement on Form S-8 in connection with any employee benefit plan, for a period of 45 days following the closing of the Offering, subject to certain customary exceptions. The Company has also agreed to not issue any securities that are subject to a price reset based on the trading prices of the Common Shares (referred to in the Placement Agency Agreement as a “Variable Rate Transaction”) or upon a specified or contingent event in the future or enter into any agreement to issue securities at a future determined price for a period of 60 days following the closing date of the Offering, subject to certain exceptions.

The foregoing does not purport to be a complete description of the Placement Agency Agreement and is qualified in its entirety by reference to the full text of such document, which is filed as Exhibit 1.1 to this Form 6-K and is incorporated herein by reference.

The Company issued a press release announcing the pricing of the Offering on June 25, 2026. A copy of the press release, which also contains additional information about the Offering is filed as Exhibit 99.1 to this Form 6-K and is incorporated by reference herein.

This Form 6-K is incorporated by reference into the Registrant’s Registration Statements on Form F-3 (Registration Nos. 333-275728 and 333-282101), filed with the SEC, to be a part thereof from the date on which this Form 6-K is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Copies of the opinions of Setterwalls Advokatbyrå AB and Lucosky Brookman LLP relating to the legality of the issuance and sale of the ADSs, the Warrants and the Warrant ADSs, respectively, and the valid and binding obligations of the Warrants are attached as Exhibits 5.1 and 5.2, respectively, to this Form 6-K and are incorporated by reference herein.

Warning Concerning Forward Looking Statements

This Form 6-K contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Forward-looking statements can be identified by words such as: “anticipate,” “intend,” “plan,” “goal,” “seek,” “believe,” “project,” “estimate,” “expect,” “strategy,” “future,” “likely,” “may,” “should,” “will”, or variations of such words, and similar references to future periods. For example, the Company is using forward-looking statements in this Form 6-K when it discusses the expected closing date of the Offering, the expected gross proceeds from the Offering and the intended use of proceeds from the Offering. These forward-looking statements and their implications are neither historical facts nor assurances of future performance and are based on the current expectations of the management of the Company and are subject to a number of factors, uncertainties and changes in circumstances that are difficult to predict and may be outside of the Company’s control that could cause actual results to differ materially from those described in the forward-looking statements.

Because such statements deal with future events and are based on the Company’s current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of the Company could differ materially from those described in or implied by the statements in this Form 6-K. Therefore, you should not rely on any of these forward-looking statements. Except as otherwise required by law, the Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2025 filed with the SEC on March 12, 2026, which is available on the SEC’s website, www.sec.gov, and other documents filed or furnished to the SEC, including the Prospectus Supplement. Any forward-looking statement made in this Form 6-K speaks only as of the date hereof. The Company is not responsible for the contents of third party websites.

Exhibit No.	Description
1.1	Placement Agency Agreement dated June 25, 2026
4.1	Form of Warrant
5.1	Opinion of Setterwalls Advokatbyrå AB, Swedish counsel to Eco Wave Power Global AB (publ)
5.2	Opinion of Lucosky Brookman LLP
23.1	Consent of Setterwalls Advokatbyrå AB (included in Exhibit 5.1)
23.2	Consent of Lucosky Brookman LLP (included in Exhibit 5.2)
99.1	Press Release issued by Eco Wave Power Global AB (publ) on June 25, 2026, titled “Eco Wave Power Announces $4.0 Million Registered Direct Offering at a 10.7% Premium to Market to Expand Commercial Wave Energy Development and AI-Driven Technology.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Eco Wave Power Global AB (publ)

	By:	/s/ Aharon Yehuda
Aharon Yehuda
Chief Financial Officer

Date: June 26, 2026

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